February 4, 2020

Charles W. Scharf
Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

       Re: Wells Fargo & Company
           Registration Statement on Form S-3
           Filed January 29, 2020
           File No. 333-236148

Dear Mr. Scharf:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-
8071 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance